ABLEAUCTIONS.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	SEPTEMBER 30	DECEMBER 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$963,687	$1,594,657
Accounts receivable – trade, net of allowance	543,805	888,199
Employee receivable	354,512	298,464
Mortgages and loans receivable	2,626,386	1,009,846
Inventory	583,367	817,448
Prepaid expenses	49,596	37,055
	5,121,353	4,645,669

Other receivable	-	215,067
Deposits	365,840	388,212
Intangible Assets	-	355,759
Property and Equipment	2,775,212	3,183,055
Property Held for Development	7,104,697	4,124,221
Investment in Joint Venture	1,392,964	1,507,403

	$16,760,066	$14,419,386

LIABILITIES
Current
Accounts payable and accrued liabilities	$167,941	$398,629
Deferred revenue	-	8,450
Due to Director	913,347	-
Bank loan	4,850,618	-
	5,931,906	407,079

SHAREHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
58,876,378 common shares at September 30, 2008
65,348,009 common shares at December 31, 2007	58,876	65,348
Additional paid-in capital	36,814,166	37,881,636

Deficit	(27,216,035)	(25,380,855)
Accumulated Other Comprehensive Income	1,171,153	2,115,740
Treasury stock, at cost	-	(669,562)
	10,828,160	14,012,307
Contingent Liabilities
	$16,760,066	$14,419,386

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2008	2007	2008	2007

Revenues
Sales	$604,486	$1,321,108	$2,252,233	$4,169,992

Cost Of Revenues	845,723	731,897	1,846,805	2,235,725
Gross Profit (Loss)	(241,237)	589,211	405,428	1,934,267

Investment Income	81,550	86,017	155,253	325,981
	(159,687)	675,228	560,681	2,260,248

Expenses
Operating expenses	655,955	632,014	1,869,516	1,943,882
Depreciation and amortization	26,316	61,589	115,375	132,880
	682,271	693,603	1,984,891	2,076,762

Income (Loss) Before Other Items	(841,958)	(18,375)	(1,424,210)	183,486

Other Items
Foreign exchange loss	(11,383)	(349)	(7,735)	(349)
Impairment of asset	(321,612)	-	(321,612)	-
Share of net income (loss) of joint venture	(9,025)	1,775	(16,588)	9,485
Settlement of legal claim	-	-	(65,035)	-
	(342,020)	1,426	(410,970)	9,136

Income (Loss) For The Period	$(1,183,978)	$(16,949)	$(1,835,180)	$192,622

Basic (loss) Earnings per Share	$(0.020)	$0.000	$(0.031)	$0.003
Diluted (loss) Earnings per Share	$(0.020)	$0.000	$(0.031)	$0.003

Weighted Average Number Of Shares Outstanding:
Basic	58,876,378	65,348,009	59,711,551	64,238,335
Diluted	58,876,378	65,348,009	59,711,551	64,238,335

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2008	2007	2008	2007

Loss for the Period	$(1,183,978)	$(16,949)	$(1,835,180)	$192,622
Other Comprehensive Income (loss), net of tax
Foreign currency translation adjustments	(613,602)	823,642	(944,587)	1,853,731
Consolidated Comprehensive Income (loss)	$(1,797,580)	$806,693	$(2,779,767)	$2,046,353
Basic and Diluted Comprehensive Income (loss) per Share	$(0.031)	$0.012	$(0.047)	$0.032

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	9 MONTHS ENDED SEPTEMBER 30
	2008	2007

Cash Flows From Operating Activities
Income (loss) for the period from continuing operations	$(1,835,180)	$192,622
Non-cash items included in net Income (loss):
Depreciation and amortization	115,375	132,880
Stock based compensation	20,625	29,224
Impairment of asset	321,612
Joint Venture (Income) loss	16,588	(9,485)
	(1,360,980)	345,241
Changes in operating working capital items:
Decrease (Increase) in accounts receivable	319,050	(55,546)
Decrease (Increase) in inventory	231,326	(28,827)
Decrease (Increase) in prepaid expenses	(15,671)	(69,683)
(Increase) Decrease in employee receivable	(56,048)
Increase (Decrease) in accounts payable and accrued liabilities	(227,315)	(52,154)
Increase (Decrease) in deferred revenue	(8,450)	10,939
Net cash from (used in) operating activities	(1,118,088)	149,970
Cash Flows From Investing Activities
Purchase of property and equipment, net	(27,654)	(10,907)
Purchase of property held for development	(3,423,850)	(1,945,093)
Loan advances	(2,200,644)	(1,314,073)
Loan repayment	390,960	3,582,607
Other receivables	215,067	(68,646)
Deposits	(4,000)	(462,386)
Note receivable	-	1,931
Net cash from (used in) Investing Activities	(5,050,121)	(216,567)

Cash Flows From Financing Activities
Proceed from Bank Loan	5,062,300	25,000
Repayment of Bank Loan	-	(548,694)
Advances from Director	935,209	-
Proceeds from capital stock issuance, net of share issuance costs	(50,701)	528,235
Purchase of treasury stock	(374,304)	(237,252)
Net cash from (used in) financing activities	5,572,504	(232,711)

Change In Cash And Cash Equivalents For The Period	(595,705)	(299,308)
Cash And Cash Equivalents, Beginning Of Period	1,594,657	1,004,558
Effect Of Exchange Rates On Cash	(35,265)	114,366

Cash And Cash Equivalents, End Of Period	$963,687	$819,616

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides liquidation and merchandising services along with auction and point-of-sale technology to businesses to assist them with managing the sale of their products.  The Company also provides mortgages and loans to individuals and companies, and develops real estate property.  The Company classifies its business interests into three reportable segments: Auction, Liquidation & Technology Business: consisting principally of liquidation and merchandizing services; Mortgages and Loans: consisting of mortgages, loans and other investments and Real Property & Property Development: consisting principally of properties held for development.  Financial information for Ableauctions.com’s various reportable segments is presented in Note 12.

The Company's operating subsidiaries are:

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Jarvis Industries Ltd., a Canadian based liquidation business

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Gruv Development Corporation, a Canadian based real estate

Axion Investment Corp., a Canadian based investment business.

1963 Lougheed Holdings Ltd., a Canadian based real estate holding company

AAC Holdings Ltd., a Canadian-based holding company (incorporated on April 24, 2007)

0716590 B.C. Ltd., a Canadian based real estate holding company

The unaudited consolidated financial statements of the Company at September 30, 2008 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2008 are consistent with those used in fiscal 2007.  The results of operations for the nine month period ended September 30, 2008 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2008.  These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2007 and the notes thereto included in the Company’s Form 10K filed with the SEC on March 31, 2008.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

2.

MORTGAGES & LOANS RECEIVABLE

	September 30, 2008	December 31, 2007
i) Loan advanced originally in the amount of $115,000 CAD and increased to $125,000 CAD, bears interest at 10.9% per annum (receivable at $1,133 ($1,135 CAD) per month), with the principal due for repayment on January 31, 2009, and secured by a mortgage on the property of the borrower.	117,459	116,010

ii) Loan advanced in the amount of $230,000 CAD, bears interest at 10% per annum (receivable at $1,913 ($1,917 CAD) per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on December 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	216,125	232,018

iii) Loan advanced to an employee in the amount of $55,000 CAD, bears interest at 10% per annum (receivable at $457 ($458 CAD) per month), with the principal due for repayment on February 9, 2009, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower.	51,682	55,482

iv) Loan advanced in the amount of $237,000 CAD, bears interest at 10% per annum (receivable at $1,971 ($1,975 CAD) per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower. The loan is extended month-to-month pending renewal. The loan was repaid on August 13,2008.	-	239,080

v) Loan advanced in the amount of $179,060 CAD, bears interest at 10% per annum (receivable at $1,489 ($1,492 CAD) per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on May 1, 2009. On August 1, 2008, the loan was repaid in full.	-	180,632

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

vi) Loan advanced in the amount of $140,000 CAD, bears interest at 15% per annum (receivable at $1,747 ($1,750 CAD) per month), with the principal due for repayment on March 31, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on March 31, 2009.	131,554	141,229

vii) Loan advanced on August 7, 2007 in the amount of $45,000 CAD, bears interest at 9.75% per annum (receivable at $ 332 ($333 CAD) per month), with the principal due for repayment on August 8, 2008, and secured by a mortgage on the property of the borrower and personal guarantees. The loan is extended month-to-month pending renewal.	42,285	45,395

viii) Loan advanced in the amount of $450,000 CAD, bears interest at 9.5% per annum (receivable at $3,924 ($3,932 CAD) per month), with the principal due for repayment on January 27, 2009, and secured by a mortgage on the property of the borrower.	422,853	-

viii) Loan advanced in the amount of $1,750,000 CAD, bears interest at 12% per annum (receivable at $17,826 ($17,500 CAD) per month), with the principal due for repayment on July 17, 2009, and secured by a mortgage on the property of the borrower.	1,644,428	-
	$2,626,386	$1,009,846

3.

RELATED PARTY TRANSACTIONS

a)

During the nine month period ended September 30, 2008, the Company incurred $117,000 (2007: $117,000) in management fees to a director of the Company.

b)

During the nine month period ended September 30, 2007, the Company incurred rent expense of $29,769 to a private company owned by a trust the beneficiaries of which are members of the family of the Company’s president.

On July 31, 2007, pursuant to the sale of the property, the rental agreement was reassigned to an unrelated company, 796257 BC Ltd.

c)

At September 30, 2008, a balance of $354,512 (December 31, 2007: $298,464) owed from employees to the Company as a result of overpayments in commissions, which will be offset by commissions to be paid in the following quarters.

d)

At March 31, 2008, included in “other receivable” is a balance of $116,902 ($120,000 CAD), (December 31, 2007: $121,053 ($120,000 CAD) owing from Charan Singh, a director of Township Holdings Ltd. The Company’s wholly-owned subsidiary, Axion Investment Corp. is a shareholder of Township Holdings Ltd.  Township Holdings Ltd. is the project coordinator for the Gruv Development (see Note 6).  The loan balance that was due on May 1, 2008 was deemed to be paid in full as it was offset against amounts owing to Charan Singh for services related to the Gruv project.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

e)

During the periods ended September 30, 2008 and 2007, the Company marketed condominium units being developed in Surrey using the brand name “Overture LivingTM”.  The mark, “Overture Living™” belongs to Abdul Ladha, the Company’s President.  Mr. Ladha did not receive compensation for the use of this mark.

f)

At September 30, 2008, the president of the Company has advanced amounts totalling $913,347 to the Company.  The loan bears interest at 5% per annum payable monthly, with the principal due for repayment on demand.

On August 19, 2008, the president entered into an Agreement to Convert Debt with the Company.  Pursuant to the Agreement, the president agreed to accept units consisting of 1 share of the common stock and a warrant to purchase 1.5 shares of the common stock as partial payment of the loans made to the Company.  Pursuant to the Agreement, the president accepted units consisting of 4,800,000 shares of common stock and warrants for the purchase of 7,200,000 shares of common stock as full payment of $384,000 in principal amount of the loans. The number of units to be issued was computed by using the last sale price of the Company’s common stock on August 19, 2008, which was $0.08.  The warrant exercise price is $0.09 and the warrant term is 5 years.  The agreement was subject to the approval of the American Stock Exchange, which was received on October 2, 2008.  On October 6, 2008, the shares were issued and all the warrants were exercised by the President, resulting in the issuance of 12,000,000 common shares.

4.

PROPERTY HELD FOR DEVELOPMENT

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

The Company’s subsidiary Axion Investment Corp, owns a development property which consists of approximately 1.46 acres that is zoned for mixed commercial and residential use.  Axion intends to develop the Property through the Company’s wholly owned subsidiary Gruv Development Corporation by improving it with a retail facility of approximately 4,326 square feet and with a residential complex of approximately 91,132 square feet which will consist of 111 condominiums (the “Development”).

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. (the “Agent”) to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction and collected approximately $2.04 million ($2.34 million CAD) in deposits that are being held in trust with Macdonald Realty Ltd.  If the Company is successful in selling all of the condominiums, it expects to receive sale proceeds of approximately $22.1 million ($25.4 million CAD). The Agent has been paid $341,446 ($366,749 CAD) for services provided to date. The Company is committed to additional commissions and bonuses to be paid in the amount of $600,082 ($689,750 CAD) upon the successful completion of the sales and transfer of Strata lots.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

The Company has obtained a building permit from the City of Surrey and has advanced performance bonds for service and work totaling $334,804 ($384,833 CAD) to the City of Surrey, as commitment for the development.  On satisfactory completion of the intended service and work, the City of Surrey will refund the deposits to the Company.

On February 15, 2008, the Company entered into a Construction Management contract with Cantera Management Group Ltd. (“Cantera”) to manage the development of the project. In consideration for its services, the Company has agreed to pay Cantera a fixed fee of $542,316 ($553,000 CAD) over the term of the contract calculated on a percentage of completion basis.

On March 12, 2008, the Company obtained an updated conditional credit facility from the Royal Bank of Canada for the development in Surrey in the amount of $14.28 million ($16.42 million CAD).

The credit facility is secured by guarantees from Axion Investment Corporation and Ableauctions.com Inc., by a general security agreement covering the assets of Axion and by the property.  The advances will accrue interest at the prime rate set by Royal Bank of Canada plus .75% per annum, payable monthly. A fee of $47,073 ($48,000 CAD) was advanced to the Royal Bank of Canada for the arrangement of this credit facility.

The credit facility has been granted subject to a number of conditions, including appraisal of the project, the submission of an environmental report, the submission of a soils report, confirmation of permits and approvals, engagement of a project monitor, submission of a schedule of pre-sales contracts, the purchase of insurance, expenditures of approximately $4.75 million ($4.84 million CAD) on the development including the cost of the land, and fixed price contracts for at least 50% of the project’s hard construction costs prior to the initial draw and 80% by December 2008.  As of November 10, 2008, Axion has fulfilled all remaining obligations of the construction credit facility.

As of September 30, 2008 draws totalling $3,162,029 CDN had been made against the credit facility.  Borrowings are to be repaid from 100% of the net sales proceeds received on the closing of sales of units in the Project.  In any event, all borrowings shall be repayable in full by December 31, 2009.

On April 28, 2008, construction of the project commenced and it is estimated that it will be completed by November 30, 2009. If the development is suspended for any reason, including but not limited to the Company’s inability to obtain any additional financing that may be required or additional permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase or even maintain its value.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

5.

INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	September 2008
	COST	ACCUMULATED AMORTIZATION	IMPAIRMENT	NET

Affiliate related relationships	100,000	30,833	69,167	-
Intellectual property	338,034	85,589	252,445
	$438,034	$116,422	$321,612	$-

		Dec 2007
		ACCUMULATED
	COST	AMORTIZATION	NET

Affiliate related relationship	100,000	25,833	74,167
Intellectual property	338,034	56,442	281,592
	$438,034	$82,275	$355,759

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 years, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company completed the final stage in July 2007, and has started to amortize the costs over the estimated useful life of the technology of three years beginning in July 2007.

At September 30, 2008, the Company determined a net recoverable amount of $0 for these intangible assets, thus the carrying cost of the intangible assets was written off, and an impairment loss of $321,612 was charged to operations for the period.

6.

INVESTMENT IN JOINT VENTURE

a)

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties, Canitalia Industries (“Canitalia”) and 449991 B.C. Ltd. (“449991”), to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

b)

Pursuant to the Agreement, a new company, Township Holdings Ltd. (“THL”), has been formed and is equally and jointly owned by the three partners.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $3.42 million ($3.49 million CAD).  During the 2006 year, Axion paid its share of the investment in the amount of $1,441,913 CAD.

Pursuant to the agreement of July 28, 2006, Axion was to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

c)

On March 13, 2007, Axion authorized Envision Credit Union (“ECU”) to make a demand loan to THL in the amount of $1.30 million ($1.4 million CAD) for the benefit of the other two shareholders, Canitalia and 449991 (the “Loan”).  The parties have acknowledged that the Loan is for the sole benefit of 449991 and Canitalia and have agreed that none of THL, Axion or the president of the Company will have responsibility for payments of the Loan and that THL, Axion and the president will be fully indemnified for any expenses or payments they become liable for thereunder.  In exchange for the Loan, ECU received a promissory note from THL requiring the payment of interest only at the rate of prime plus 1% per annum until ECU demands payment of the principal.  The loan is secured with a mortgage against the Property and a security interest in the personal property of THL.  ECU also required Axion and the president of the Company to enter into a Debt Service Agreement.

Pursuant to the Debt Service Agreement, the president and Axion agree that they will be responsible for the monthly interest payments required by the promissory note in the event that 449991 and Canitalia fail to make the payments as required.

If 449991 and Canitalia default on the loan obligation to ECU, Axion will be entitled, but not obligated, to purchase the shares of stock in THL that are owned by the responsible parties at a price discount to market.  If Axion exercises its right to purchase the stock owned by the responsible parties, then it will have no further recourse against 449991 and Canitalia for payment of the Loan.  If Axion does not exercise its right to purchase the stock owned by the responsible parties, then the responsible parties agree that they shall indemnify and hold the president, Axion and THL harmless from and against any amounts that they or any of them may pay in order to bring the Loan into good standing or to prevent ECU from foreclosing on its security, including, without limiting the generality of the foregoing, any payments of principal, interest, and legal fees made by Axion, the president or THL.

d)

The Company estimated a value of $40,535 for the above guarantee, and has provided a provision of $40,535 for the guarantee liability, which is included in accounts payable and accrued liabilities at September 30, 2008.

e)

The Company considered the limited exception contained in FIN 46R exempting from consideration as a Variable Interest Entity a joint venture that is a business, under certain conditions.  In the Company’s view, this joint venture meets these conditions.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

f)

Summarized financial statements for the joint venture investment:

	Sept 30, 2008	Dec 31, 2007
Balance Sheet
Assets	$3,352,650	$3,256,580
Liabilities	-	-
Equity	3,352,650	3,256,580

	3 months ended September 30		9 months ended September 30
Statement of Operations	2008	2007	2008	2007
Revenue	$2,356	$5,639	$5,390	$23,448
Expenses	29,432	260	55,154	319
Net Income (Loss)	(27,076)	5,379	(49,764)	23,129

7.

CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits, which arise in the normal course of business. Except as disclosed below, in management’s opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain trade   creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary.

8.

SETTLEMENT OF LEGAL CLAIM

On April 2, 2008, a former employee and agent, Mr. Steve Gold and Gold Network, Inc. (collectively, the “Plaintiffs”), filed a legal action against the Company for breach of contract relating to commissions they alleged were not paid to them.  The action was filed in the Superior Court of Ventura County, California.  On May 2, 2008 the Company reached an agreement with the Plaintiffs regarding the dispute and paid the sum of $65,000 to the Plaintiffs in exchange for a release of their claims.   The Company has recorded the full amount as “settlement of legal claim” in the Statement of Operations for the period ended September 30, 2008.

9.

BANK LOAN

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,879,346 ($2,000,000 CAN) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bore interest at the prime rate as announced by the Bank, plus 0.50% per year.  Blended payments of interest and principal in the amount of $14,914 CAN are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the property where the Company’s head office is located and a guarantee and postponement of claim signed by the Company in favour of the Bank. As of September 30, 2008, the amount of the loan was $1,879,346.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

10.

CAPITAL STOCK

Capital Stock

On October 6, 2008, 4,800,000 common shares were issued as a result of the debt conversion agreement described in Note 3(f).  On the same day, 7,200,000 additional common shares were issued due to the exercise of warrants granted pursuant to the debt conversion agreement described in Note 3(f).

Stock-based Compensation

During the 9 month period ended September 30, 2008, the Company recognized an expense of $20,625 in respect to stock options granted in the 2006 year, which are vested as of September 30, 2008.

Treasury Stock

For the 9 month period ended September 30, 2008, the Company repurchased 2,886,255 shares for a total cost of $374,304.  The Company may continue buying back its common stock from time to time, at the discretion of the board of directors, with its available cash resources.

Warrants

a) On January 4, 2008, 795,384 of the warrants that were exercisable at $0.80 per share expired.

b) On October 2, 2008, 7,200,000 warrants for the purchase of common stock having an exercise price of $0.09 per share became exercisable pursuant to the debt conversion agreement described in Note 3(f).  All the warrants were subsequently exercised for total proceeds of $648,000.

11.

SUBSEQUENT EVENTS

On October 6, 2008 the board of directors approved a Development Agreement with the company’s CEO Mr. Abdul Ladha, Overture Development Corporation, Surrey Central City Ltd. (“Surrey”) and Bullion Reef Holdings Ltd. (“Bullion”).  Mr. Ladha is the sole officer, director and shareholder of Overture Development Corporation and the sole officer and director of Surrey.  Bullion is the sole shareholder of Surrey.  A trust created for the benefit of Mr. Ladha’s family is the sole shareholder of Bullion.

Surrey is the owner of 4 vacant lots (collectively referred to as the “Property”) adjacent to the Gruv Development on 9655 King George Highway, Surrey, British Columbia. Surrey intends to explore the potential of developing the Property by improving it with a residential complex of at least 4-stories, which will consist of at least 76 condominiums.  The Company’s board of directors believes that this development has significant potential and has determined that the acquisition of a 50% interest in Surrey will be in its best interest and in the best interests of the Company’s shareholders.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

Surrey has no assets other than the Property and no liabilities.  Surrey currently has 299 shares of common stock issued and outstanding, all of which are owned by Bullion.  The Company has agreed to purchase 149.5 of these shares from Bullion and has agreed to pay $1,347,440 for these shares.  The purchase price is based on an appraisal provided to the Company by an independent appraiser and a fairness opinion. The purchase price is subject to an upward adjustment in the event of either of the following occurrences.  The purchase price may be increased to reflect the increase in value that will accrue to the Property if Surrey decides to develop the Property with a 6-storey complex rather than a 4-storey complex.  The purchase price may also be increased to reflect the increase in value that will accrue to the Property if Surrey is able to acquire an adjacent lot owned by an unrelated third party.  Negotiations relating to the acquisition of the lot have been on going and, if the adjacent lot is acquired, Surrey will be able to develop the Property (which will include the adjacent lot) with a significantly larger structure.

The Company intends to pay one-half of the purchase price in cash and the remainder of the purchase price with a promissory note.  The promissory note will be due on demand and will accrue simple interest at the rate of prime plus 2% per annum.  The promissory note will include a provision that will allow Bullion to convert some or all of the principal amount and some or all of the accrued interest, into shares of the Company’s common stock.  The number of shares of common stock to be issued to Bullion upon conversion of the principal and accrued interest will be computed at 20% above the last sale price of one share of the Company’s common stock on the date on which the Development Agreement was executed.  The last sale price of our common stock on October 6, 2008 was $0.03; therefore the number of shares of common stock will be computed using a price of $0.036 per share.  The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees are due and payable on October 6, 2009.  The Company’s purchase of the shares from Bullion is contingent upon receipt of the approval of the Company’s shareholders of the potential issuance of the Company’s common stock in payment of the promissory note and approval by the American Stock Exchange of the additional listing application that will be required to be submitted prior to issuing such shares.  The Company will only be required to submit an additional listing application if Bullion exercises its right to receive shares of common stock, rather than cash, for some or all of the balance of the purchase price.

In the event that Surrey is unable to successfully obtain the approval of a preliminary development plan and a commitment for financing to complete the build-out of the Property, or if for any reason Surrey determines that the build-out of the Property is not in its best interests, notice of this event will be provided to the Company.  Within 20 days of receiving the notice, the Company may put the stock purchased to Bullion and Bullion will, within 120 days from receiving the put notice, repurchase the stock by paying to the Company in cash the purchase price (including the adjustments described above, if any), less one-half of the expenses incurred by Surrey in its efforts to develop the Property.  This put right will expire within 12 months from the date of the Development Agreement.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

The Development Agreement anticipates that Mr. Ladha and Overture Development Corporation will provide services to Surrey in developing the Property.  These services include managing the build-out; working with government agencies to obtain approval of the development and obtaining the plans, permits and approvals required to complete the build-out; providing contractor’s services, including liaising with various trades to coordinate construction of the build-out and supervising and directing construction of the build-out; preparing and implementing a marketing plan; providing the construction bonds; and obtaining financing and home warranty coverage for the development.  Mr. Ladha and Overture Development Corporation will jointly receive 12.5% of the net profit (the “Developer’s Fee”) for providing these services.  The term “net profit” means the revenue received from the sale of the residential units after deducting expenses.  The term “expenses” includes, but is not limited to, all architectural, legal and professional fees; loan fees and interest paid on loans; fees, costs and taxes chargeable by any governmental authority; costs of insurance; and any and all costs related to the construction of the improvements.  Net profit is to be determined when the project receives a conditional occupancy permit and when any and all loans or other debt related to the project have been paid in full.  If the sale of the residential units included in the build-out of the Property fails to realize a net profit, Mr. Ladha and Overture Development Corporation will not receive the Developer’s Fee.  If units remain unsold following the payment in full of the loans or other debt related to the build-out of the Property, the Developer’s Fee will be paid as each such unit is sold.

On October 20, 2008, Surrey entered into an agreement to purchase a fifth lot, 13509 96th Ave., for approximately $700,000.  On October 22, 2008 the Company and Bullion, Surrey, Mr. Ladha and Overture Development Corporation agreed to amend the Development Agreement to provide that Bullion will be entitled to convert up to $1 million of principal amount and interest accrued on such amount into shares of the Company’s common stock at a price of $0.036 per share.

12.

SEGMENTED INFORMATION

a)

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the operations of iCollector, NAA Live, Jarvis, Unlimited Closeouts and Rapidfusion.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information includes 0716590 B.C. Ltd., Gruv Development Corporation and the Company’s interest in the Township Holdings’ joint venture.

Through the Mortgages and Loans segment, the Company manages its marketable securities, mortgages and loans to third parties.  This segment includes investments by Axion Investment Corporation, Ableauctions.com Inc and AAC Holdings Ltd.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

The other segment encompasses all other activities of the Company including management, investor relations and other office expenses incurred by Ableauctions.com Inc., which are also included in determining this segment’s profits.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

b)

Following is the segmented information for the nine month period ended September 30, 2008:

	Real Property & Property Development	Mortgages & Loans	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	1,814,581	-	1,814,581
Canada	118,829	-	290,687	-	409,516
Other	-	-	28,136	-	28,136
Total Revenue From External Customer	118,829	-	2,133,404	-	2,252,233
Investment income	-	138,073	-	17,180	155,253
Interest expense	21,454	23,752	-	3,175	48,381
Depreciation and amortization	23,359	-	90,016	-	115,375
Impairment of assets			321,612		321,612
Segment profit	31,169	78,887	(1,047,610)	(897,606)	(1,835,180)
Segment assets	11,572,002	1,225,668	1,849,755	2,112,641	16,760,066
Expenditures on long-lived assets	3,422,796		27,654		3,450,450
Investment in joint venture	1,392,964	-	-	-	1,392,964

Following is the segmented information for the nine month period ended September 30, 2007:

	Real Property & Property Development	Mortgages & Loans	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	3,711,123	-	3,711,123
Canada	90,181	-	333,860	-	424,041
Other	-	-	34,828	-	34,828
Total Revenue From External Customer	90,181	-	4,079,811	-	4,168,992
Investment income	-	325,981	-	-	325,981
Interest expense	50,219	-	-	-	50,219
Depreciation and amortization	28,994	-	103,886	-	132,880
Segment profit	(92,436)	420,026	67,800	(202,768)	192,622
Segment assets	8,854,468	2,398,788	3,671,889	406,635	15,331,780
Expenditures on long-lived assets	1,945,093		10,907
Investment in joint venture	1,459,984	-	-	-	1,459,984

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

12.

SEGMENTED INFORMATION (Continued)

c)

On April 15, 2008, the Company was notified by eBay that eBay intends to wind down the operations of its eBay Live Auctions platform effective December 31, 2008.  This event may cause the Company to suspend the live auction segment of its business.  The Company’s subsidiary, iCollector.com, currently derives approximately $700,000 in annual revenue (or 14% of the Company’s total revenues) from auctions broadcast on the eBay Live Auctions platform.

13.

OPERATING EXPENSES

3 MONTHS ENDED SEPTEMBER 30			9 MONTHS ENDED SEPTEMBER 30
	2008	2007	2008	2007

Operating Expenses
Accounting and legal	$78,043	$(2,745)	$121,420	$53,525
Advertising and promotion	6,810	19,417	22,182	48,221
Automobile	2,539	2,470	21,657	7,147
Bad debts	-	-	59,584	32,503
Commission	77,108	169,624	174,686	489,956
Interest expense	46,220	14,898	48,381	50,219
Insurance	8,029	7,756	21,864	26,360
Investor relations and shareholder information	30,654	29,574	80,720	75,874
Management fees	39,000	39,000	117,000	117,000
Office and administration	23,673	29,790	62,303	77,555
Rent, utilities, and property tax	33,213	18,899	95,579	67,894
Repairs and maintenance	7,539	4,807	13,085	31,048
Salaries and benefits	251,178	242,221	861,356	719,250
Telephone	18,152	10,344	40,504	31,018
Travel	15,359	16,261	75,193	39,710
Website Maintenance	18,438	29,698	54,002	76,602
Total operating expenses	655,955	632,014	1,869,516	1,943,882

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

14.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 141 (Revised 2007), “Business Combinations” (“FAS 141(R)”). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from FAS 141(R) include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. FAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact of this statement.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - An amendment of ARB No. 51” (“FAS 160”). FAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, FAS 160 requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. FAS 160 also requires disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact of this statement.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to partially defer FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FAS 157 as it relates to non-financial assets and liabilities.

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 amends and expands the disclosure requirements of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal periods beginning after November 15, 2008. Earlier adoption is not permitted. We do not believe the adoption of FAS 161 will have a material impact on our consolidated financial statements.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited)

In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact the adoption of FAS FSP 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt.  Retrospective application to all periods presented is required.  APB 14-1 is effective for fiscal years beginning after December 15, 2008.  We are currently evaluating the potential impact the adoption of FSP APB 14-1 will have on our consolidated financial statements.

In June 2008, the FASB ratified FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share” (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and shall be applied retrospectively to all prior periods.  We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.